July 25, 2019

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Katherine Bagley Jennifer López-Molina

Re: Rimini Street, Inc.
Registration Statement on Form S-3
Filed July 1, 2019
File No. 333-232484

Dear Mses. Bagley and López-Molina

This letter is being submitted on behalf of Rimini Street, Inc. (the “Company”) to describe the changes to Registration Statement on Form S-3, File No. 333-232484 (the “Registration Statement”) made in Amendment No. 1 to the Registration Statement in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated July 15, 2019 addressed to Seth A. Ravin.

For your convenience, the Staff’s comment has been set forth in italics, and the response to the comment appears immediately after the comment.

July 25, 2019 Page 2

Registration Statement on Form S-3 filed July 1, 2019

Anti-takeover Effects of Delaware Law and Our Amended and Restated Certificate of

Incorporation and Bylaws

Choice of Forum, page 18

1.	We note your disclosure that "[your] amended and restated bylaws provides that unless [you] consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for" certain actions and proceedings. Please clearly disclose whether this exclusive forum provision applies to federal securities laws claims. If so, please provide related risk factor disclosure, including that investors may be subject to increased costs to bring a claim, and that the provision could discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.

Response:

We respectfully advise the Staff that we have updated the disclosure on page 18 in response to the Staff’s comment.

If you have any questions regarding these matters, please contact the undersigned at (650) 849-5327.

Sincerely,

/s/ Lisa A. Fontenot
Lisa A. Fontenot

Copies to:

Thomas B. Sabol, Rimini Street, Inc.

Daniel B. Winslow, Rimini Street, Inc.

Andrew J. Terry, Rimini Street, Inc.